Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Change of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 August 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

Stock Code: 600029                Stock short name: China South Air Notice     No.: Lin 2022-044

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED ON CHANGE OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 30 August 2022, China Southern Airlines Company Limited (the “Company”) held the eighth meeting of the ninth session of the Board. The number of Directors supposed to be present for consideration was six, of which five attended the consideration in person. Director Han Wensheng did not attend the meeting due to business, and authorized Director Ma Xulun to attend the meeting and vote on his behalf. After deliberation and voting by the Directors present at the board meeting, the following resolutions were unanimously passed:

Agreed that Mr. Wu Rongxin appointed to be the Executive Vice President of the Company, and ceased to be the Chief Engineer of the Company due to changes in the work;

Agreed that Mr. Li Zhigang appointed to be the Chief Engineer of the Company.

The term of office of the above-mentioned senior management is consistent with that of the Board.

The manners and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinions of the independent Directors:

The above-mentioned senior management have legal qualifications, and his nomination procedure complies with the relevant laws, regulations and the Articles of Association of the Company. He is qualified for the duties and responsibilities of the position he is employed. We hereby agree the appointment of the above-mentioned personnel by the Board.

The resignation procedure of Mr. Wu Rongxin is in compliance with relevant laws, regulations and the Articles of Association of the Company. We hereby agree the above resolutions of the Board.

Independent Directors: Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y

The Board of Directors of

China Southern Airlines Company Limited

30 August 2022

Attachment: Resume of the Senior Management

Wu Rong Xin, male, born in January 1972 (aged 50), graduated from the China Civil Aviation Institute with a bachelor’s degree, majoring in thermal power machinery and equipment. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in July 1994, and joined the Chinese Communist Party in February 1997. He served as Manager of Finance Department of Aircraft Engineering Department of China Southern Airlines Company Limited. In June 2008, he served as the Chief Financial Officer and Party Member of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and Executive Vice President and Deputy Party Secretary of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in April 2011. He served as Director of Planning and Investment Department of China Southern Air Holding Company Limited in November 2016, General Manager of Strategic Planning & Investment Division of China Southern Air Holding Company Limited and China Southern Airlines Company Limited in April 2017, General Manager of Aircraft Engineering Department and Deputy Party Secretary of China Southern Airlines Company Limited in March 2021, and General Manager and Deputy Party Secretary of Engineering Technology Branch (Aircraft Engineering Department) of China Southern Airlines Company Limited in September 2021. He has served as Chief Engineer of China Southern Airlines Company Limited since January 2022. He has served as the Assistant to the General Manager of China Southern Air Holding Company Limited, and Chief Engineer of China Southern Airlines Company Limited since June 2022. Currently, he is also the director of China Aviation Equipment Company Limited, the chairman of Guangzhou Aircraft Maintenance Engineering Company Limited, the director of Zhuhai Free Trade Zone Motianyu Aero Engine Maintenance Company Limited, and the vice chairman of China Civil Aviation Maintenance Association.

Li Zhi Gang, male, born in May 1968 (aged 54), graduated from the China Civil Aviation Institute with a master’s degree, majoring in thermal power machinery and equipment. He also obtained a Master of Business Administration degree from Northeastern University, and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1990. He served as Director of Aircraft Maintenance Base (Aircraft Engineering Department) of China Southern Air Holding Company Limited Northern Division. He served as Deputy General Manager and member of the Party Committee of the Aircraft Engineering Department and Director of Shenyang Maintenance Base of China Southern Airlines Company Limited in June 2006. He served as Deputy General Manager of the Aircraft Engineering Department and Director of Shenyang Aircraft Maintenance Base, and Deputy Secretary of the Party Committee of China Southern Airlines Company Limited in February 2007. He served as Deputy General Manager and Party Committee Member of Shenzhen Branch of China Southern Airlines Company Limited in April 2009. He served as General Manager and Deputy Secretary of the Party Committee of the Aircraft Engineering Department of China Southern Airlines Company Limited in December 2016. He has served as the Secretary of the Party Committee and Deputy General Manager of China Southern Airlines Company Limited Northern Branch since March 2021.

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